Apis Cor Inc.

ANNUAL REPORT

3060 Venture Lane #101

Melbourne, FL 32934

0

https://apis-cor.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Summary

Apis Cor Inc. ("Apis Cor" or the "Company") is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three-dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

History of the Business

Apis Cor Inc. is a Delaware Corporation incorporated on December 19, 2019. The Company used to operate under a prior entity, Apis Cor Engineering LLC, a Maryland limited liability company formed on September 29, 2016.

Since its inception, the Company has been mainly conducting research and development and product improvement activities regarding the Technology as well as delivering commercial projects for a limited number of selected customers. In 2022, the Company formed a 100% subsidiary entity, Apis Cor Construction LLC formed in the State of Florida. The purpose of the business of Apis Cor Construcion LLC is to provide services of 3D printing the wall structures in the USA using the Technology as a part of the Company's market penetration strategy.

The Company’s Products and Services

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses and other structures.

The Company’s products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1) Increased productivity and fast construction process;

(2) Better and constant quality including a drastic reduction of human error which cuts off the cost for fixing the errors and post-finishing works;

(3) Significant reduction of reliance on human labor on job sites causing an unprecedented ability to scale the development process;

(4) Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5) Marked reduction in the cost of construction through cutting the need for human labor costs.

Modern construction cannot keep up with the growing demand because construction heavenly mainly relies on manual labor which:

The US Census Bureau’s 2018 Survey of Construction found the average stick-built house takes 7.7 months to construct. This includes about one month for building authorization and permits, followed by 6.7 months of actual construction. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 12.5 months, likely due to less experience and smaller crews.

In contrast, the Company’s Structural 3D Robotic Printers do not require a large crew to operate, and are capable of building the walls of a 2,300 SF house in about 40 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing,

windows and finishing are still done traditionally).

Nationally, the United States is facing a shortage of more than 7.2 million affordable homes, with over 500,000 people experiencing homelessness on any given night. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company's Structural 3D Printing Technology provides an optimal solution to fill the national shortage that gap by delivering more houses without filling a human's role.

Sources:

https://nlihc.org/news/us-has-national-shortage-more-72-million-affordable-available-rental-homes-families-most-need

https://www.forbes.com/sites/niallmccarthy/2016/11/25/the-u-s-cities-where-the-largest-homeless-pop-infographic/?sh=25ee9caa4dde

Previous Offerings

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,171,827.00
Number of Securities Sold: 1,171,827
Use of proceeds: R&D
Date: December 31, 2022
Offering exemption relied upon: Regulation A+

• Type of security sold: Convertible Note
Final amount sold: $169,800.00
Use of proceeds: seed investment
Date: December 20, 2022
Offering exemption relied upon: 506(b)

• Type of security sold: SAFE
Final amount sold: $2,930,000.00
Use of proceeds: seed investments
Date: August 26, 2022
Offering exemption relied upon: 506(b)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $405,197.00
Number of Securities Sold: 464,614
Use of proceeds: R&D
Date: December 31, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULT OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company's actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Revenue

Total revenue for the fiscal year 2022 and 2021 was $54,849 and $233,750, respectively. The following summarizes the Company's major sources of revenue:

3D Printed Structures

Revenue from 3D printed structures for fiscal year 2022 and 2021 was $0 and $62,800, respectively. During 2022, the Company focused on finalizing the prototype equipment development and bringing the initial commercial version of the equipment to market. The Company completed this development and has begun sales of equipment in 2023. During 2021 the revenue was derived from the completion of two structures located in Missouri and Texas which were offered at a discount as the Company utilizing its prototype equipment under development at that time. These projects provided 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components.

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live seminar and workshop formats. Total revenue from training programs for fiscal year 2022 and 2021 was $54,849 and $160,950, respectively.

Structural 3D Printers and Mix & Pump Machines

In 2022 and 2021, the Company continued to focus on further development of its Technologies and equipment for sale and/or lease and had not yet generated revenue from this product line. During 2023, the Company completed development of the initial commercial version of the product and has begun offering its equipment for sale, entered into sales agreements and received deposits for future production.

Operating Expenses

The Company classifies its operating expenses as professional fees, advertising and marketing, payroll and related expenses, facilities and maintenance expense, research and development and other operating expenses (other general and administrative, depreciation, and travel and entertainment).

Cost of Goods Sold for the fiscal year 2022 and 2021, respectively, was $0 and $182,900, or 0% and 291% of related revenue from 3D printed structures. These costs in 2021 were high primarily due to transportation and direct expenses incurred at a higher cost on location. Cost advantages were not yet achievable due to the limited projects in fiscal year 2021.

Professional Fees increased by $319,756, or 275%, to $436,112 for fiscal year 2022 as compared to $116,366 for fiscal year 2021 primarily in support of the Company's development and growth.

Advertising and Marketing increased by $287,010, or 642%, to $331,708 for fiscal year 2022 as compared to $44,698 for fiscal year 2021. The increase in fiscal year 2022 was primarily due to the Company's increased budget for 2022 to promote the Company for potential customers and investors, expand its presence in this developing industry, and brand recognition for our Technologies and equipment in preparation for product sales which began in 2023.

Payroll and Related Expenses increased by $81,403, or 37%, to $299,322 for fiscal year 2022 as compared to $217,919 for fiscal year 2021. During fiscal year 2022, the Company hired additional staff and anticipates that it will increase these expenses to support increased product offerings and expansion of production capabilities.

Facility and Maintenance increased by $38,449, or 33%, to $153,335 for fiscal year 2022 as compared to $114,886 for fiscal year 2021. During fiscal year 2021, the Company entered into a lease agreement for a manufacturing and warehouse facility which was operational for the entire fiscal year 2022 in addition to contractual rent escalations effective for fiscal year 2022.

Research and Development decreased by $409,581, or 74%, to $142,680 for fiscal year 2022 as compared to $552,261 for fiscal year 2021. The decrease in fiscal year 2022 was primarily due to the Company's completion of the initial commercial version of the equipment development and shifting focus to bring the equipment to market. The Company has begun sales of equipment in 2023. Research and Development will continue to be budgeted at relatively lower costs as the Company is committed to a continuous improvement program for its Technologies and products. Research and development expenses have historically consisted primarily of salaries, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the Technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Net Loss from Operating Activities increased by $357,305, or 31%, to $1,578,907 for fiscal year 2022 as compared to $1,207,603 for fiscal year 2021. During fiscal year 2022 and 2021, the Company was primarily focused on developing its Technologies and expanding its brand recognition with advanced advertising and marketing activities. During fiscal year 2022, the Company made significant improvements in its Technologies and completed its development stage of its protype equipment. Management believes that revenues will increase significantly in the future. This belief is based on the fact that the Company has successfully brought its Technologies and products to the market and has begun sales in 2023.

• Historical Results & Cash Flows
Limited sales commenced in 2021 and were decreased in 2022 as the Company focused on bringing the equipment development to completion and market ready. Sales have begun in 2023 however, we are still in the phase of limited sales and production optimization. During this stage in fiscal year 2022, the Company was primarily funded through proceeds of its Regulation A+ Offering and its Regulation CF Offering described above, and an additional SAFE agreement. A major expense of the Company during this product development stage was research and development expenses necessary for the Company's Technologies and product development, and production preparation. These one-time costs are not recurrent unless new products are developed in the future. However, certain research and development costs will be recurrent for improvements on the Companies current Technologies and product enhancements. The Company's costs during initial sales and small batch production might be higher than that of the increased production phase due to economy of scale. Unit economics of the Company's product should significantly improve going into increased production. The historical financial result is thus not representative of future earnings and cash flow.
Liquidity and Capital Resources

What capital resources are currently available to the company?
As of December 31, 2022, the Company had cash of $480,985.

Net cash used in operating activities for fiscal year 2022 was $1,487,881, compared to $1,268,819 for fiscal year 2021. The increase in net cash used in operating activities in fiscal year 2022 compared to fiscal year 2021 is primarily attributable to increased professional fees and advertising and marketing offset, in part, by decreased research and development expenses.
As of December 31, 2022, the Company had cash of $480,985, total assets of $1,648,356, working capital of $261,479 and stockholders' capital of $1,648,356. During 2022, the Company has financed its operations primarily through its Regulation A+ and Regulation CF offerings, and an additional SAFE agreement.
In fiscal year 2022, the Company raised additional capital through the sale of its securities from its Regulation A+ offering and issued 1,171,827 shares of common stock with gross proceeds of $1,171,827.
Additionally, in fiscal year 2022, the Company raised capital through the sale of its securities from its Regulation CF offering and issued 464,614 shares of common stock with gross proceeds of $405,197 in fiscal year 2022.
The Company will have additional capital requirements during fiscal year 2023 to bring its Technologies and products to market and grow the Company. During 2023, the Company completed development of the initial commercial version of the product and has begun offering its equipment for sale, entered into sales agreements and received deposits for future production.
Management believes that the commencement of sales of its 3D printers 2023, and that with additional financing from private and public offerings of its common stock from its in-process Offering in 2023, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.
There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and

patents or discontinue operations completely.
How do the funds of this campaign factor into your financial resources?
We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. During 2023, the Company completed development and has begun offering its equipment for sale, entered into sales agreements, and received deposits for future production.

Are the funds from this campaign necessary to the viability of the company?
We believe the funds from this campaign are not necessary to the viability of the Company. The funds raised from the crowdfunding campaign will be used to further develop its 3D printing technology and expand the Company.

How long will you be able to operate the company if you raise your minimum funding goal?
If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, lease expenses, and business operation expenses.

How long will you be able to operate the company if you raise your maximum?
If the Company raises the maximum offering amount, we anticipate the Company will be able to further develop its 3D printing technology and expand the business. As such, the funds will be used for additional headcount, lease expenses, materials to build 3D printers and operations. This would provide funds for the Company to operate in this expanded capacity for 18 months at an estimated monthly burn rate of $270,0000.

Are there any additional future sources of capital available to your company?
Currently, the company has an available line of credit for $80,000 with $0 outstanding balance at December 31, 2022. The Company has contemplated additional future sources of capital including institutional fundraising, crowdfunding fundraising, grants, debt financing, venture debt financing, and standard bank financing.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $480,985.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Equipment Loans Payable
Amount Owed: $4,638.00
Interest Rate: 10.49%
Maturity Date: November 07, 2025

• Creditor: Equipment Loans Payable
Amount Owed: $81,472.00

Interest Rate: 6.06%
Maturity Date: August 15, 2027

• Creditor: Equipment Loans Payable
Amount Owed: $50,243.00
Interest Rate: 10.49%
Maturity Date: May 16, 2028

• Creditor: Equipment Loans Payable
Amount Owed: $28,715.00
Interest Rate: 7.94%
Maturity Date: December 12, 2028

• Creditor: Equipment Loans Payable
Amount Owed: $34,345.00
Interest Rate: 7.03%
Maturity Date: March 19, 2027

• Creditor: Equipment Loans Payable
Amount Owed: $28,060.00
Interest Rate: 8.48%
Maturity Date: September 15, 2027

• Creditor: Nikita Cheniuntai
Amount Owed:$43,000.00
Interest Rate: 2%
Maturity Date: January 3, 2023
Material Rights: On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interests being due and payable on the maturity date. As of December 31, 2021 and 2020, accrued interest of $860 and $325, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

• Creditor: Nikita Cheniuntai
Amount Owed:$47,000.00
Interest Rate: 2%
Maturity Date: January 3, 2023
Material Rights: On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2021, accrued interest of $906 was paid by the stockholder and is recorded in interest income in the financial statements.

• Creditor: Nikita Cheniuntai
Amount Owed:$$30,000.00

Interest Rate: 2%
Maturity Date: December 30, 2025
Material Rights: On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest was paid by the stockholder and is recorded in interest income in the financial statements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anna Cheniuntai

Anna Cheniuntai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, co-founder and Director

Dates of Service: March, 2020 - Present

Responsibilities: (1) Directing the Operations of the Company; (2) Directing day-to-day affairs of the Company; (3) Implementing business and sales strategies; (4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees. The annual salary is $70,293.60. No additional equity compensation.

Other business experience in the past three years:

Employer: Apis Cor Engineering LLC

Title: Co-Founder

Dates of Service: March, 2016 - March, 2020

Responsibilities: Co-founder

Name: Nikita Cheniuntai

Nikita Cheniuntai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CTO and Director

Dates of Service: December, 2019 - Present

Responsibilities: (1) Product Development and Design (including software and hardware); (2) Design and direction of the Technology; (3) Building technical team; selecting the key employees and C-Suite officers related to technology side of the business; (4) Setup manufacturing processes; determining fabrication and manufacturing processes, approaches and technologies; (5) Determining key vendors and suppliers; (6) Driving Technology and product development strategy. The annual salary is $70,293.60. No additional equity compensation.

Other business experience in the past three years:

Employer: Apis Cor Engineering LLC

Title: CEO and Founder

Dates of Service: September, 2016 - March, 2020

Responsibilities: Running day-to-day operations, technology development, business development, and engineering.

Name: Trevor Ragno

Trevor Ragno's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Construction Technologies

Dates of Service: September, 2021 - Present

Responsibilities: Research, develop, and implement emerging and current applied construction technologies for construction 3D printing processes; Development of educational content and information needed to demonstrate the integration of 3D printing with conventional construction technologies; salary is $54,000 gross annually. Equity compensation is 1,511,244 restricted common shares vested by 10/01/2025 and 1,322,337 estricted common shares vested by 1/24/2025.

Other business experience in the past three years:

Employer: Apis Cor Inc

Title: Chief Revenue Officer

Dates of Service: April, 2021 - September, 2021

Responsibilities: Increase company revenue through all available and potential channels; developing the strategies, procedures and business processes to execute such revenue channels.

Other business experience in the past three years:

Employer: Aeronyde Corporation

Title: Chief Real Estate Officer, Partner

Dates of Service: April, 2016 - Present

Responsibilities: Develop a global network of UAV nesting systems to autonomously charge, dispatch and service large fleets of UAV (drones) at the edge.

Name: Paul Cejas

Paul Cejas's current primary role is with Midas Consulting LLC. Paul Cejas currently services 3-5 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor

Dates of Service: September, 2022 - Present

Responsibilities: Advising the company on setting up and scaling manufacturing capabilities, hiring engineering staff and contractors.

Other business experience in the past three years:

Employer: Midas Consulting LLC

Title: Partner

Dates of Service: July, 2021 - Present

Responsibilities: Consulting

Other business experience in the past three years:

Employer: Boeing

Title: Lead Technology Integrator/CTO - Autonomous Systems

Dates of Service: December, 2018 - July, 2021

Responsibilities: Identified technology gaps in support of long-range business plan, established and tracked R&D activities for $30M+ annually and developed technology roadmaps to close capability gaps. Technical consultant for solving problems on development programs, specifically Air Combat Teaming System (ATS), MQ-25 and Orca unmanned vehicles.

Name: Laurie Elliott

Laurie Elliott's current primary role is with CFO Strategic Partners. Laurie Elliott currently services Hours vary since Laurie Elliott works for a Company as consultant upon company demand. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Fractional CFO

Dates of Service: August, 2021 - Present

Responsibilities: Primary responsibility for the planning, implementation, and management of financial activities and controls to advance and support rapid growth initiatives. Development of processes for financial forecasting and budgets, and overseeing the preparation of financial reporting.

Other business experience in the past three years:

Employer: CFO Strategic Partners

Title: Chief Financial Officer

Dates of Service: February, 2021 - Present

Responsibilities: The Chief Financial Officer (CFO) has primary responsibility for the planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting and negotiations. The CFO role also extends to obtaining and maintaining investor relations and partnership compliance.

Other business experience in the past three years:

Employer: EZ Rent-A-Car

Title: Chief Accounting Officer / VP Accounting

Dates of Service: February, 2018 - February, 2021

Responsibilities: Chief Accounting Officer / VP Accounting

Other business experience in the past three years:

Employer: Roadster Solutions LLC

Title: Board Member

Dates of Service: January, 0012 - Present

Responsibilities: Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Anna Cheniuntai
Amount and nature of Beneficial ownership: 26,900,123
Percent of class: 26.73

Title of class: Common Stock
Stockholder Name: Nikita Cheniuntai
Amount and nature of Beneficial ownership: 62,766,954
Percent of class: 62.37

RELATED PARTY TRANSACTIONS

• Name of Entity: Nikita Cheniuntai
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan receivable from stockholder for $43,000
Material Terms: On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with a new maturity date of January 1, 2024. As of December 31, 2022, accrued interest was paid by the stockholder and is recorded in interest income in the financial statements.

• Name of Entity: Nikita Cheniuntai
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan receivable from stockholder $47,000
Material Terms: On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third

anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest was paid by the stockholder and is recorded in interest income in the financial statements.

• Name of Entity: Anna Cheniuntai
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan receivable from stockholder $30,000
Material Terms: On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest was paid by the stockholder and is recorded in interest income in the financial statements.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 of Common Stock.
• Common Stock
The amount of security authorized is 400,000,000 with a total of 100,620,487 outstanding on a fully diluted basis.
Voting Rights
1 vote per share - The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized Shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.
Material Rights
The total number of shares outstanding on a fully diluted basis, 133,967,719 shares, includes 100,620,487 shares of Common Stock and 33,347,232 shares of Preferred Stock.
Our previous Reg A+ offering raised $1,171,827 as of December 31, 2022.
Our current Reg CF offering raised $464,614 as of December 31, 2022.
Effective as of September 1, 2022, all Convertible Promissory Notes and SAFEs have converted and are reflected in the total number of shares stated as being outstanding. There are no other convertible securities outstanding.
Dividends
The Corporation will not declare, pay or set aside any dividends, including any cash distributions, on Shares of any other class or series of capital stock of the Corporation (other than dividends on Shares of Common Stock payable in Shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.
Distributions and Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the

Corporation (but not including a Deemed Liquidation Event), after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Shares of Common Stock, pro rata based on the number of Shares held by each such holder.

“Deemed Liquidation Events"

“Deemed Liquidation Events” include

(1) a merger or consolidation in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

(2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole.

Distributions in forms other than Cash

If the amount deemed paid or distributed pursuant to a Deemed Liquidation Event is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined pursuant to Section 2.3.3 of the Amended And Restated Certificate of Incorporation (see “Exhibit 1A-2A”):

Redemption Provisions

Common Stock does not have any redemption rights.

Sinking Fund Provisions

The Amended And Restated Certificate of Incorporation does not contain any Sinking Fund Provisions.

Liability to Further Calls

The Amended And Restated Certificate of Incorporation does not contain any provisions regarding liability to further calls.

Restrictions on Alienability

The Shares have no restrictions on alienability for Shares of Common Stock.

* Please see the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F.

• Preferred Stock

The amount of security authorized is 100,000,000 with a total of 33,347,232 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 133,967,719 shares, includes 100,620,487 shares of Common Stock and 33,347,232 shares of Preferred Stock.

Effective as of September 1, 2022, all Convertible Promissory Notes and SAFEs have converted and are reflected in the total number of shares stated as being outstanding. There are no other convertible securities outstanding.

Fifty Million (50,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated Series A Preferred Stock (the “Series A Preferred Stock”) with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” or “Subsections” in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth.

Dividends. The Corporation shall not declare, pay or set aside any dividends (for the sake of clarity including any cash distributions) on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of

Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.
Deemed Liquidation Events: Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 3.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.
* Please see the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This

increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry.

However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there

may never be an operational Construction 3D printers or services of 3D printed walls or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Apis Cor Inc., was formed on December 19, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Apis Cor Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating

history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Apis Cor Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval’s that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and

investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is an early stage company and have not generated any profits since inception. Since the Company has been exclusively conducting research and development activities regarding the Company's Technology and has not generated significant revenue as of the date of this Offering Circular, the Company may not be able to succeed as a business without additional financing. The Company has incurred losses from operations and has had negative cash flows from operating activities since its inception. Its current operating plan indicates that Apis Cor will continue to incur losses from operating activities given ongoing expenditures related to the implementation of the Technology. Without sufficient additional funds, the Company's ability to continue is a going concern for the next twelve months and is dependent upon the Company's ability to raise the necessary funds from Investors to meet financial obligations. If the Company is unable to raise the capital requirements identified in this Offering Document, it is unlikely that it will be able to continue as a going concern. The Company's auditors have issued a "going concern" opinion. The Company's ability to continue as a "going concern" is dependent on many factors, including, among other things, its ability to raise the necessary capital to fund its operations as identified in this Offering, growth in product production, and improved operating margins. If the Company is unable to achieve these goals, its business would be jeopardized and the Company may not be able to continue. If the Company ceased operations, it is likely that all of its investors would lose their investment. The Company's Technology may never be commercially accepted by the market It is possible that the intended market and customers may not generally accept the Company's Technology due to its novelty. It is possible that the failure to market the Technology is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. Even though the Board will make an effort to steer the Company towards success, the Company cannot guarantee that any changes to the business model will be in the best interest of the Company and its Shareholders. Developing new products and technologies entails significant risks and uncertainties, including if the Technology does not meet the Company's projected performance goals, or if unforeseen development costs are incurred and Apis Cor's cost estimates are understated. The Company is currently in the research and development stage and has only manufactured prototypes for the Technology. Delays or cost overruns in the development of the Technology and failure of the such to meet anticipated performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect the performance success of the Technology and the results of operations. The 3D printing Technology could fail to achieve the sales projections expected. The growth projections are based on the assumptions that the Company's 3D Printing

Technology can be successfully industrialized, manufactured, sold and supported. The Company assumes that the research, development, and design process will be successful in developing strategic partnerships that will financially support the development of the Technology. It is possible that the Technology will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of the investment. The loss of one or more of Apis Cor's key personnel, could harm the Company's operations. The Company currently depends on the continued services and performance of key members of its management team. The loss of key personnel from disability, death, or attrition could disrupt operations and have an adverse effect on the operational success of the business. Costs may grow more quickly than the Company's revenues, harming the business and profitability. Delivering the Apis Cor's products is costly because of the upfront research and development expenses to get a functional, safe, and marketable Structural 3D Printer Technology to market. Furthermore, the technical and specialized nature of the Company's products may result in a higher demand for more specialized and skilled, and therefore more expensive, employees. The Company expects operational expenses to continue to increase in the future as the Technology expands and there is a need to hire additional employees. Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability. The Company relies on third parties to provide services essential to the success of the business. Unavailability of engineers and technicians to support development efforts could cause disruptions in the business. The Company relies on third parties to provide a variety of essential business functions, including manufacturing, systems integration specialists, marketing, proposal drafting, distribution, and other partners. Quality and timeliness of parts manufacturers is critical to Apis Cor's ability to build prototypes for development and internal testing. The Company intends to use the manufacturing licensees, systems integrators, OEMs, and distributors for the manufacturing and distribution of the Company's products. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact operations and the Company may have little or no recourse to recover damages for these losses. A disruption in these third parties' operations could materially and adversely affect the business. As a result, any investment could be adversely impacted by the Company's reliance on third parties and their performance. The Company depends on large industrial partners as customers. The Company may not be able to consummate such strategic partnering agreements with developers and go-to-market partners, which could seriously limit or delay the projected revenue growth and profitability. The Company's business, including costs and supply chain, is subject to risks associated with sourcing and manufacturing. In the event of a significant disruption in the supply of the raw materials used in the manufacture of the Company's products, Apis Cor might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. The Company will face significant market competition, which could adversely affect the Company's results of operations and financial condition The industry in which the Company operates in general is subject to intense and increasing competition. Some of its competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. The Company's competitors may devote their resources

to developing and marketing products that will directly compete with its product lines. Due to this competition, there is no assurance that the Company will not encounter difficulties in obtaining revenues and market share or in the positioning of its products. There are no assurances that competition in its respective industry will not lead to reduced prices for its products. If the Company is unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on its business and financial condition. Local regulation and evaluation challenges may delay the start or completion of the development of the Company's properties, increase expenses or limit project building and other activities. The Company's projects may be subject to government regulations in the jurisdictions in which they operate. A system of model building codes is adopted by local jurisdictions who have the authority to enforce construction regulations. The International Building Code ("IBC") is the predominant code in the United States. IBC Section 104.11 allows for the integration of new construction products, systems, and technologies not explicitly described in the code itself, permitting manufacturers to demonstrate that these products are compliant with the intent of the code. There are no provisions for 3D printed construction in the IBC, but acceptance criteria has been developed. This may affect the Company's ability to sell the Company's products and may negatively affect Company revenues. Government regulation could negatively impact the business. Due to the potential wide geographic scope of the Company's operations, the Company could be subject to regulation by political and regulatory entities throughout the world. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company's sales could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its products or industry. For example, as building projects will cross many differing municipal and state jurisdictions, the Company could be faced with myriad regulations from these jurisdictions as well as the federal government. The Company will need to comply with all government regulations which the Company expects will relate to items such as local zoning codes, technology support applications, quality control procedures, fabrication procedures, maintenance and safety, fire regulations, environmental impact on construction and usage, and other matters. A failure to know the applicable regulations or to successfully abide by such regulations, could negatively impact the Company with potential fines, stoppages or other remedies. As the Company is introducing a novel concept and innovative plan to the marketplace, the Company is unaware of any specific government regulation that could negatively affect its business. However, because this industry niche is new and because there is a component of risk of loss to persons and property, the Company believes that there may ultimately be regulation affecting its projects on both a state and federal level. It is impossible to predict what such regulation would encompass, but any regulation would most likely be at least include additional reporting requirements, potential project specifications or requirements and possibly even regulation of additional aspects of the industry. Zoning issues may delay the start of the projects. By and large, this risk section concerns parts of a project area where a zoning change or variance may be required. While such could be extremely rare, and any delays short-lived, Company Management thought to mention same here. The blends of Structural 3D Print Materials being extruded by the Structural 3D Robotic Printers, for example, can change as the Company continuously works to improve their formulas, which are often proprietary and adapted to local conditions. Company management raises this issue here, therefore, in the unlikely event that there may be zoning ordinances, or community ordinances that do not cover such existing assets. Company management or the Company's customers would retain local zoning counsel, to seek any necessary variance. Future success is difficult to predict because the Company operates in an emerging and evolving market, and the industry in which the Company competes

is subject to volatile and unpredictable cycles. The 3D printing construction industry in which the Company operates is an emerging and evolving market making it difficult to evaluate its future prospects and which may lead to period-to-period variability in operating results. Products and services are based on unique technology which the Company believes offers significant advantages to customers, but the markets the Company serves are in a relatively early stage of development and it is uncertain how rapidly they will develop. It is also uncertain whether the Technology will achieve high levels of demand and acceptance as these markets grow. To meet rapidly changing demand in the industry the Company serves, it must effectively manage its resources and production capacity. During periods of decreasing demand for its products, the Company must be able to appropriately align its cost structure with prevailing market conditions, and effectively manage its supply chain. If the Company is not able to timely and appropriately adapt to changes in its business environment or to accurately assess where the Company is positioned within a business cycle, its business, financial condition, or results of operations may be materially and adversely affected. Even if the Company receives regulatory approval for its products, the Company will be subject to ongoing obligation and continued regulatory review, which may result in significant additional expenses. The Company believes its products will require ongoing regulatory approval for the future of its products. Even if the Company receives regulatory approval for any of its products, it will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. The Company relies on patents and proprietary rights to protect its Technology and enforcing those rights could disrupt its business operation and divert precious resources that could ultimately harm its future prospects. The Company relies on a combination of trade secrets, provisional and non-provisional patent applications, confidentiality agreements, and procedures to protect its proprietary Technologies. The Company has three granted patents, and it has submitted a number of provisional and non-provisional patent applications to United States Patent and Trademark Office ("USPTO"). The claims contained in any patent may not provide adequate protection for the Company's products and Technology. In the absence of patent protection for some of the Company's inventions, the Company may be vulnerable to competitors who attempt to copy its products or gain access to its trade secrets and know-how. There is a risk that potential competitors who have received patents for their technology will seek to block the approval of any patents or related intellectual property that the Company has applied for. The Company's dependence on any patents secured by our outsourced manufacturing partners may also come under scrutiny by potential competitors and existing patent holders who may attempt to block the manufacture and distribution of its products for an extended timeframe, limiting its ability to generate revenues. In addition, the laws of foreign countries may not protect its proprietary rights to this technology to the same extent as the laws of the U.S. If a dispute arises concerning its Structural 3D Printer Technology, the Company could become involved in litigation that might involve substantial cost. Litigation could divert substantial management attention away from its operations and into efforts to enforce its patents, protect its trade secrets or know-how or determine the scope of the proprietary rights of others. If a proceeding resulted in adverse findings, the Company could be subject to significant liabilities to third parties. The Company might also be required to seek licenses from third parties to manufacture or sell its products. The Company's ability to manufacture and sell its products may also be adversely affected by other unforeseen factors relating to any proceeding or its outcome. The Company holds three active patents on its products, and its business employs proprietary technology knowledge and information may be difficult to protect and/or infringe on the intellectual property rights of third parties. The Company currently relies on patents, trade secrets, proprietary know-how, and technology methods that it seeks to protect, in part, by confidentiality agreements and

ongoing patent prosecution. The Company cannot assure you that these agreements will not be breached, that it will have adequate remedies for any breach, or that its trade secrets and proprietary knowledge will not otherwise become known or be independently discovered by others. The Company currently holds three patents from the USPTO. The Company's success depends, in part, on its ability to keep competitors from copying its products, methods, knowledge and maintain trade secrecy and operate without infringing on the proprietary rights of third parties. The Company cannot assure you that the patents of others will not have an adverse effect on its ability to conduct its business, that any of its trade secrets and applications will be protected, that it will develop additional proprietary technology knowledge or methods that is defensible against theft or will provide us with competitive advantages or will not be challenged by third parties. The Company's Business Depends on the Protection of Its Patents and Other Intellectual Property, and the Company May Suffer if It Is Unable to Adequately Protect such Intellectual Property The Company's success and ability to compete are substantially dependent upon its intellectual property. The Company shall rely on patent laws, trade secret protection and confidentiality or license agreements with its employees, consultants, strategic partners and others to protect its intellectual property rights. However, the steps it takes to protect its intellectual property rights may be inadequate. There are events outside of the Company's control that pose a threat to the Company's intellectual property rights as well as to the Company's products and services. For example, effective intellectual property protection may not be available in every country in which the Company licenses its technology. Also, the efforts the Company will take to protect its proprietary rights may not be sufficient or effective. Also, protecting the Company's intellectual property rights is costly and time consuming. Any unauthorized use of the Company's intellectual property could make it more expensive to do business and harm the Company's operating results. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to the Company. If the Company is unable to protect its proprietary and technology rights the Company's operations will be adversely affected. The Company's success will depend in part on its ability to protect its proprietary rights and Technologies. The Company's failure to adequately protect its proprietary rights may adversely affect its operations. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use trade secrets or other information that it regards as proprietary. Specifically, independent contractors the Company hires to provide technical support may breach confidentiality agreements for proprietary information the obtain during their work performed for us. Based on the nature of its business, the Company may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company's means of protecting its proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, litigation may be necessary in the future to: Enforce intellectual property rights; Protect its trade secrets; Determine the validity and scope of the rights of others; or Defend against claims of infringement or invalidity. Any such litigation could result in substantial costs if the Company is held to have willfully infringed or to expend significant resources to develop non-infringing technology and would divert the attention of management from the implementation of its business strategy. Furthermore, the outcome of litigation is inherently difficult to predict and the Company may not prevail in any litigation in which it becomes involved. Manufacturing and bringing products to market involves the potential for product recalls, product liability and other claims against the Company. The Company will likely be subject to international, national, state and potentially local consumer product safety and other laws and regulations concerning consumer products generally and 3D printing construction manufacturers specifically, and more restrictive laws and

regulations may be adopted in the future. The 3D printing industry in general has been subject to potential product liability claims and it expects 3D printing construction products carry a high risk of such claims due to the close association with newly developed technology procedures. Any significant defects in its designs, products or failure in its quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance, product liability claims, and damage to its reputation. The costs the Company may incur in correcting any product or design defects may be substantial. Additionally, errors, defects or other performance problems could result in financial damages to its customers, which could result in litigation. Product liability litigation, even if the Company is to prevail, would be time consuming for management and costly to defend. The Company does not presently maintain product liability insurance, and any product liability insurance it may obtain in the future may not be adequate to cover such claims. The Company Currently Has Limited Marketing And Limited Sales Organization In Place The Company currently has limited marketing and limited sales organization for its products and services. If it is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties to market and sell its products and services, the Company may not be able to effectively market and sell its product and services, or generate product revenues. The Company's planned products may never achieve market acceptance, which would adversely affect its business. The Company cannot predict whether its product will ever achieve market acceptance. Due to its currently undercapitalized condition, the Company has not yet engaged experts to advise it on the requirements and expense necessary for such product marketing, and it plans to use Proceeds from this Offering to do so. It is possible that the Company will fail to achieve consumer and customer acceptance of its product, in which case Investors in this Offering would likely lose their entire investment. A number of factors may limit the market acceptance of its product, including: Consumer acceptance of product; Full market launch relative to competitive products; Availability of alternative or competitive products; The cost of its product relative to any alternative or competitive products; and/or The extent and success of the marketing efforts by its competitors. The Company is controlled by its Board of Directors, and Common Stock Shareholders have voting rights and distribution rights secondary to Preferred Stock Shareholders. Control of the Company and all of its operations is the responsibility of its Board of Directors and will remain with them. Investors must rely upon the judgment and skills of the Board. The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Company and may designate one or more committees. The committees generated by the Board of Directors have the right to exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company. Holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. There is no current market for the Shares. There is no formal marketplace for the resale of Company Shares and none is expected to arise for the foreseeable future. Investors should assume that they may not be able to liquidate their investment. The Company may raise additional capital through equity offerings. Therefore, any ownership interest in Apis Cor may be diluted in the future if the Company does not raise enough funds in this fund-raising effort, Apis Cor will conduct another Reg A+ offering, and/or seek angel investors, Venture Capital funds or funds from an equity partner. The Company might not sell enough securities through this Offering to meet its operational needs. Even if the Proceeds received equal the Maximum Offering Amount, the Company may need to raise more funds in the future through additional Offerings. Apis Cor may offer additional Shares and/or other classes of equity or debt, or other

forms of securities. If equity, or a security convertible into equity, is offered in these future offerings, then Shareholders' ownership percentages in the Company may be diluted. Management may revise the Use of Proceeds It is possible that the use of the Proceeds will be revised by management or that adequate funds will not be raised by the Company. Management will have significant flexibility in applying the net Proceeds of this Offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations. The Company may require additional funds The Company currently anticipates that the net Proceeds of this Offering will be sufficient to meet its anticipated needs for capital expansion. However, the Company may need to raise additional funds in order to fund more rapid expansion, to respond to capital needs, or to acquire complementary products or materials, particularly if less than the maximum Offering is borrowed by the Company. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its Technology development, take advantage of the project expansion opportunities, or respond to capital needs would be significantly limited. Such limitation may have a material adverse effect on the Company's business, operating results, and financial condition. Shareholders may vote on the management but have limited ability to influence decisions regarding the business. Apis Cor's Bylaws provide that the assets, affairs and business of the Company will be managed under the direction of the Board of Directors. The Shareholders do vote on the management but have only limited voting rights on matters affecting the Company's business, and therefore limited ability to influence decisions regarding the business. The Offering price of the Company's Shares was not established on an independent basis; the actual value of an investment may be substantially less than what the Investor pays. The Company established the Offering price of the Company's Shares on an arbitrary basis. The selling price of the Shares bears no relationship to the book or asset values or to any other established criteria for valuing Shares. The Offering price of the Shares of common stock was determined by the Company using best estimates and is based on its own assessment of its financial condition, prospects, and the general condition of the securities market. Further, the Offering price may be significantly more than the price at which the Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers or underwriters. Investor interest in the Company will be diluted if Apis Cor issues additional shares, which could reduce the overall value of an investment. Potential investors in this Offering do not have preemptive rights to any shares the Company issues in the future. Under Apis Cor's Amended And Restated Certificate of Incorporation, the Company has authority to issue a total of 400,000,000 Shares of Common Stock, although, under Regulation A, the Company is only allowed to sell up to 35 million of the Company's shares in a 12-month period. After an Investor's purchase in this Offering, the Board of Directors may elect to (i) sell additional Shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue Shares to the Board of Directors, or its successors or assigns, in payment of an outstanding fee obligation. To the extent Apis Cor issues additional equity interests after your purchase in this Offering, an Investor's percentage ownership interest in the Company will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Company's investments, an Investor may also experience dilution in the book value and fair value of your Shares. In some cases, if an Investor fails to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or common law as a result of an investment in the Company's shares, the Investor could be subject to liability for losses as well as civil penalties. There are special considerations that apply to

investing in the Company's Shares on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If the Investor are investing the assets of any of the entities identified in the prior sentence in the Company's Shares, Investor should satisfy yourself that: · The investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code; · The investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy; · The investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code; · The investment will not impair the liquidity of the trust, plan or IRA; · The investment will not produce "unrelated business taxable income" for the plan or IRA; · The Investor will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and · The investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in the Company's Shares constitutes a prohibited transaction under the Code, the "disqualified person" that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Apis Cor Inc.

By /s/Anna Chneiuntai

Name: APIS COR INC.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Financial Statements and Independent Auditor's Report

Apis Cor Inc.

December 31, 2022 and 2021

Apis Cor Inc.

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Apis Cor Inc.

Opinion

We have audited the accompanying financial statements of Apis Cor Inc. (the "Company"), which comprise of the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has incurred net losses of approximately $1,539,000 for the year ended December 31, 2022. At December 31, 2022, the Company had an accumulated deficit of approximately $3,198,000. The net cash used in operating activities for the year ended December 31, 2022 totaled approximately $1,488,000. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Jacksonville, Florida
April 19, 2023

Apis Cor Inc.

Balance Sheets

As of December 31, 2021 and 2020

	2022	2021
ASSETS		
Current assets		
Cash	$ 480,985	$ 65,514
Accounts receivable	747	37,525
Prepaid expenses	6,646	15,410
Due from stockholder	10,025	5,839
Deferred offering costs	-	107,424
Other current assets	23,245	-
Total current assets	521,648	231,712
Non-current assets		
Property and equipment, net	833,388	364,419
Operating lease right-of-use asset	153,724	-
Loans receivable from stockholder	120,000	90,000
Equipment deposit	-	10,000
Security deposits	19,596	22,346
Total assets	$ 1,648,356	$ 718,477
LIABILITIES AND STOCKHOLDERS' CAPITAL (DEFICIT)		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	$ 13,265	$ 99,448
Customer deposits	84,066	40,019
Equipment loans payable	38,912	21,308
Convertible notes payable and accrued interest	-	174,404
Operating lease liability, current portion	107,054	-
Other current liabilities	16,878	-
Total current liabilities	260,175	335,179
Long-term liabilities		
Equipment loans payable, non-current	188,561	111,951
SAFE liabilities	-	1,930,000
Operating lease liability, non-current	37,933	-
Total liabilities	486,669	2,377,130
Stockholders' capital (deficit)		
Preferred stock, $0.00001 par value, 100,000,000 authorized, 33,347,232 and 0 shares issued and oustanding	333	-
Common stock, $0.000000827 par value, 400,000,000 authorized, 103,498,023 and 100,749,520 shares issued, and 96,445,557 and 93,697,054 shares outstanding as of December 31, 2022 and 2021, respectivel)	85	83
Additonal paid-in capital	4,358,953	36
Treasury stock, 7,052,466 shares, at cost	(71)	(71)
Accumulated deficit	(3,197,613)	(1,658,701)
Total stockholders' capital (deficit)	1,161,687	(1,658,653)
Total liabilities and stockholders' capital (deficit)	$ 1,648,356	$ 718,477

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.
Statements of Operations
For the Years Ended December 31, 2022 and 2021

	2022	2021
REVENUE		
Training programs	$ 54,849	$ 160,950
3D building printing	-	62,800
Total revenue	54,849	223,750
COST OF GOODS SOLD		
Materials and supplies	-	73,703
Labor and outside services	-	48,915
Other direct expenses	-	60,282
Total cost of goods sold	-	182,900
GROSS PROFIT	54,849	40,850
EXPENSES		
Professional fees	436,122	116,366
Advertising and Marketing	331,708	44,698
Payroll and related expenses	299,322	217,919
Facility and maintenance expense	153,335	114,886
Research and development	142,680	552,261
Other general and administrative	117,215	89,679
Depreciation	54,386	23,815
Travel and entertainment	44,139	47,979
Total operating expenses	1,578,907	1,207,603
LOSS FROM OPERATIONS	(1,524,058)	(1,166,753)
OTHER INCOME (EXPENSES)		
Loss on disposal of asset	(2,202)	-
Interest expense	(15,346)	(9,206)
Interest income	2,694	1,767
NET LOSS	$ (1,538,912)	$ (1,174,192)

Apis Cor Inc.

Statements of Stockholders' Capital (Deficit)

For the Years Ended December 31, 2022 and 2021

	Preferred Stock $0.00001 par value		Common Stock, $0.000000827 par value		Additonal paid-in capital	Treasury Stock		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount		Shares	Amount		
December 31, 2020	-	$ -	100,749,520	$ 83	$ 17	-	$ -	$ (484,509)	$ (484,409)
Stock-based compensation	-	-	-	-	19	-	-	-	19
Treasury stock purchases	-	-	-	-	-	7,052,466	(71)	-	(71)
Net loss	-	-	-	-	-	-	-	(1,174,192)	(1,174,192)
December 31, 2021	-	-	100,749,520	83	36	7,052,466	(71)	(1,658,701)	(1,658,653)
Stock-based compensation	-	-	-	-	1,186	-	-	-	1,186
Stock issued for conversion of Convertible Notes Payable	2,762,172	28	1,112,062	1	176,580	-	-	-	176,609
Stock issued for conversion of SAFE liabilities	30,585,060	305	-	-	2,929,695	-	-	-	2,930,000
Stock issued, net of offering costs	-	-	1,636,441	1	1,251,456	-	-	-	1,251,457
Net loss	-	-	-	-	-	-	-	(1,538,912)	(1,538,912)
December 31, 2022	33,347,232	$ 333	103,498,023	$ 85	$ 4,358,953	7,052,466	$ (71)	$ (3,197,613)	$ 1,161,687

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.

Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (1,538,912)	$ (1,174,192)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	54,386	23,815
Accrued interest on convertible notes payable	2,205	3,341
Loss on disposal of equipment	2,202	-
Stock-based compensation	1,186	19
Changes in working capital components:		
Accounts receivable	36,778	(37,525)
Prepaid expenses	8,764	(12,679)
Other current assets	(23,245)	-
Operating lease right-of-use asset	(8,737)	-
Security deposits	2,750	(22,346)
Accounts payable and accrued expenses	(86,183)	81,448
Customer deposits	44,047	(130,700)
Other current liabilities	16,878	-
Net cash used by operating activities	(1,487,881)	(1,268,819)
Cash flows from investing activities:		
Purchases of property and equipment	(557,557)	(282,553)
Proceeds from disposals of property and equipment	42,000	-
Equipment deposit	-	(10,000)
Net cash used by investing activities	(515,557)	(292,553)
Cash flows from financing activities:		
Proceeds from equipment loans payable	148,874	98,500
Repayments on equipment loans payable	(54,660)	(8,513)
Proceeds from issuance of SAFE liabilities	1,000,000	1,640,000
Net loans to and repayments from stockholders	(34,186)	(57,361)
Proceeds from issuance of common stock from Reg A+ offering	1,171,827	-
Proceeds from issuance of common stock, net of costs from Reg CF offering	405,197	-
Purchase of treasury stock	-	(71)
Capital raise costs	(218,143)	(107,424)
Net cash provided by financing activities	2,418,909	1,565,131
Net change in cash	415,471	3,759
Cash, beginning of year	65,514	61,755
Cash, end of period	$ 480,985	$ 65,514
Supplemental and non-cash disclosures:		
Cash paid for interest	$ 13,141	$ 4,744
Operating lease right of use asset and liability recorded on adoption of ASC 842	$ 241,287	$ -
Recognition of deferred offering costs	$ 107,424	$ -
Preferred stock issued for conversion of convertible notes payable	$ 126,649	$ -
Common stock issued for conversion of convertible notes payable	$ 11	$ -
Preferred stock issed for conversion of SAFE liabilities	$ 2,930,000	$ -

The accompanying notes are an integral part of these financial statements.

Note A – Nature of Business and Organization

Apis Cor Inc. (the "Company") was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live seminar and workshop offerings. The Company has begun sales of its 3D printing equipment in 2023.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board ("FASB") are subject to change. Changes in such standards may have an impact on the Company's future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, other than the ones described below, that it believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842).* The Company has elected the package of practical expedients permitted in Accounting Standards Codification (ASC) 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $241,000, which represents the present value of the remaining lease payments of approximately $266,000, discounted using the Company's incremental borrowing rate of 8.00%, and (b) a right-of-use asset approximately of $241,000.

Effective January 1, 2022, the Company adopted the ASU No. 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The ASU simplifies the accounting for convertible instruments by eliminating the cash conversion and the beneficial conversion feature. The adoption did not have an impact on beginning equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At December 31, 2022 and 2020, there were no cash equivalents.

Note B – Significant Accounting Policies

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. As of December 31, 2022, management determined that no allowance for doubtful accounts was needed.

Deferred Offering Costs

Deferred offering costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with an offering. These costs are recognized as an offset against the proceeds upon consummation of an offering or to expense if the offering is not completed. As of December 31, 2022 and 2021, the Company has deferred approximately $0 and $107,000, respectively, related to the Company's offerings of its common stock. The balance related to fiscal 2021 was offset against proceeds from the sale of common stock in 2022.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Production equipment	8-15 years
Vehicles and trailers	8-10 years
Computers and equipment	5 years
Furniture & fixtures	7 years
Leasehold improvements	Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposal of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. The Company's manufacturing space is included in the balance sheet at December 31, 2022 as an operating lease right-of-use asset, Right-of-use liability, current portion, and Right-of-use liability, non-current.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building, live training program or delivery of equipment. As of December 31, 2022 and 2021, customer deposits totaled approximately $84,000 and $40,000, respectively.

Note B – Significant Accounting Policies (continued)

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company's revenues are currently generated from 3D printed structures, on-demand training courses and live seminars and workshops. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the product is delivered or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company's major revenue sources: 3D

Printed Structures

3D printed structure revenue is generated from single projects. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. The projects are scoped using a combination of variable and hourly expenses and fixed fee services. The revenue is typically earned upon completion and the customer takes control of the structure.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live seminar and workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter "product") or a new process or technique (hereinafter "process") or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, *Research and Development*, the Company expenses research and development cost as incurred. Research and development costs for the year ended December 31, 2022 and 2021, was approximately $143,000 and $552,000, respectively.

Note B – Significant Accounting Policies (continued)

Advertising and Marketing

Advertising and Marketing costs are expensed when incurred. During the year ended December 31, 2022 and 2021, advertising and marketing related expenses were approximately $332,000 and $45,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2022 and 2021, respectively. The Company's 2022 and 2021 tax years are open for examination for federal and state taxing authorities.

Offering Memorandum

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission to proceed with the public offering of its securities (the "Offering"). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at $1.00 price per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this offering. There is presently no public market for the Company's securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at $1.00 price per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2022, the Company had an accumulated deficit of approximately $3,198,000. The net cash used in operating activities for the years ended December 31, 2022 totaled approximately $1,488,000.

Sales of its 3D printers commence in 2023, and that with additional financing from private and public offerings of its common stock the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

Note D – Property and Equipment

Property and equipment consist of the following as of December 31:

	2022	2021
Production equipment	$ 346,045	$ 275,179
Vehicles and trailers	179,743	85,089
Computers and equipment	22,946	15,283
Furniture & fixtures	26,508	6,717
Construction in progress	309,792	-
Leasehold improvements	18,781	7,704
Total property and equipment	903,815	389,972
Less: accumulated depreciation	(70,427)	(25,553)
Property and equipment, net	$ 833,388	$ 364,419

For the year ended December 31, 2022 and 2021, respectively, total depreciation expense was approximately $54,000 and $24,000. At December 31, 2022 and 2021, there was approximately $351,000 and $0, respectively, in property and equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with a new maturity date of January 1, 2024. As of December 31, 2022 and 2021, accrued interest of $860 and $860, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022 and 2021, accrued interest of $940 and $906, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest of $2 was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. As of February 2022, the equipment was traded-in on new equipment and the loan was satisfied. Interest expense paid during the year ended December 31, 2022 and 2021 totaled $368 and $2,420, respectively. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $0 and $31,173, with $0 and $5,333 of the total payable recorded as a current liability.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,225. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the year ended December 31, 2022 and 2021, respectively, totaled $555 and $683. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $4,638 and $5,949, with $1,453 and $1,311 of the total payable recorded as a current liability.

Note F – Equipment Loans Payable (continued)

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the year ended December 31, 2022 and 2021, respectively, totaled $7,406 and $1,984. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $81,472 and $96,136 with $15,578 and $14,664 of the total payable recorded as a current liability.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense paid during the year ended December 31, 2022 totaled $4,672. As of December 31, 2022, the outstanding principal balance was $50,243 with $7,268 of the total payable recorded as a current liability.

On August 28, 2022, the Company purchased equipment and entered into a loan in the amount of $29,546. This loan has a 75-month term with an interest rate of 7.94% and a monthly payment of $503. Interest expense paid during the year ended December 31, 2022 totaled $676. As of December 31, 2022, the outstanding principal balance was $28,714 with $3,891 of the total payable recorded as a current liability.

On September 13, 2022, the Company purchased equipment and entered into a loan in the amount of $34,345. This loan has a 54-month term with an interest rate of 7.03% and monthly payments of $99 for the first six months and $809 for the remaining 48 months. Delivery of the equipment is expected in 2023. Interest expense paid during the year ended December 31, 2022 totaled $0. As of December 31, 2022, the outstanding principal balance was $34,345 with $5,710 of the total payable recorded as a current liability.

On September 15, 2022, the Company purchased equipment and entered into a loan in the amount of $29,250. This loan has a 60-month term with an interest rate of 8.48% and a monthly payment of $600. Interest expense paid during the year ended December 31, 2022 totaled $610. As of December 31, 2022, the outstanding principal balance was $28,060 with $5,011 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable are as follows as of December 31, 2022:

Years Ending December 31,	Amount
2023	$ 38,912
2024	44,358
2025	47,166
2026	49,193
2027	37,077
Thereafter	10,767
	$ 227,473

Note G – SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity ("SAFE") contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

A key event that will cause conversion of these agreements into future equity include an Equity Financing as follows:

Note G – SAFE Liabilities (continued)

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Equity Financing terms were met and SAFEs automatically convert into shares of the Company's preferred stock effective September 1, 2022.

The Company had raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Preferred Stock related to conversion of the SAFEs. (See Note I)

Note H – Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the "Notes"). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. A key event that will cause conversion of these agreements into future equity include a Qualifying Financing as follows:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company's preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company's fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the "Conversion Price"). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the "Total Number of Shares").

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Qualified Financing terms were met and Convertible Notes Payable automatically convert into shares of the Company's common stock and/or preferred stock effective September 1, 2022.

The Company issued 2,762,172 shares of Preferred Stock and 1,112,062 of Common Stock related to conversion of the total principal and accrued interest of $176,609 from Convertible Notes Payable. (See Note I)

Note I – Stockholders' Capital (Deficit)

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company's board of director and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

During 2022, the Company issued 33,347,232 shares of Preferred Stock pursuant to the conversion of the SAFEs and Convertible notes Payable. (See Notes G and H)

Note I – Stockholders' Capital (Deficit) (continued)

Additionally, pursuant to the 2021 Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock resulting in par value of $0.000000827 per share. Immediately following this stock split 7,052,466 shares were redeemed for $71 to be held as treasury stock until duly issued by the Company.

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the "Regulation A+ Offering"). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 shares of common stock at a purchase price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

There are no underwriting fees associated with this Regulation A+ Offering. The Company has engaged a fully regulated broker-dealer at a 3% commission of all sales. As of December 31, 2022, the Company issued 1,171,827 shares of common stock at a purchase price of $1 per share and recognized $290,921 of offering costs related to the Company's Regulation A+ Offering.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at a purchase price of $1.00 per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering with 6% of the net proceeds held in escrow for up to six months following the close of the offering. As of December 31, 2022, deposits held totaled $23,244 and is recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the offering upon completion of the offering after final proceeds are determined.

During 2022, the Company sold 464,614 shares of common stock under the Regulation Crowdfunding for net proceeds, after platform commissions and related costs, of $405,197 and recognized $34,646 of related offering costs. The Company will also be required to provide various physical good perks offered to investors based on the amount invested.

Note J – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the "2021 Plan"). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company's growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Note J – Stock Option Plan (continued)

The following assumptions were used to determine the fair value of the stock options for the year ended December 31:

	2022	2021
Estimated fair value of underlying stock at grant date	$0.00001 - $1.00	$0.00001
Exercise price	$0.00001 - $1.00	$0.00001
Expected life	10 years	10 years
Risk-free interest rates	1.52% - 3.42%	1.52% - 1.61%
Volatility	0%	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to $1,182 and $19 for the year ended December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, respectively, there was approximately $10,600 and $50 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of December 31, 2022 and changes during 2022 and 2021 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	$ -
Granted	6,049,173	0.08328
Exercised	-	-
Forfeited	(906,746)	(0.55556)
Outstanding at December 31, 2021	5,142,426	0.00001
Granted	40,000	1.00000
Exercised	-	-
Forfeited	(1,007,496)	(0.00001)
Outstanding December 31, 2022	4,174,930	0.00959

A summary of the status of the Company's outstanding stock options as of December 31, 2022 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	4,134,930	3,196
$1.00000	40,000	3,486
$0.00959	4,174,930	3,198

Note K – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2022 and 2021, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Note K – Income Taxes (continued)

Significant components of the Company's net deferred tax assets are as follows as of December 31:

	2022	2021
Net operating loss carry forward	$ 606,467	$ 438,849
Research and development	26,967	-
Property and equipment	(106,279)	(99,559)
Valuation allowance	(527,155)	(339,290)
Net deferred tax asset	$ -	$ -

At December 31, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $2,888,000 and $1,618,000, respectively. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company's federal and state blended tax rate was 21.00% and 27.32% for the years ended December 31, 2022 and 2021, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2022 and 2021

Note L – Operating Leases

Starting on April 1, 2021, the Company leases manufacturing space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $7,280 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in April 2024. The base rent is subject to a fixed increase every year of approximately 3%.

As of December 31, 2022, the Company recorded right-of-use asset (ROU) of $153,724 and total lease liability of $144,987 based on a weighted average discount rate of 8.0% at lease inception.

The ROU asset for the year ended December 31, 2022 is summarized below:

Operating lease ROU asset	$ 241,287
Less accumulated reduction	(87,563)
Balance of ROU asset	$ 153,724

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$ 241,287
Reduction of lease liability	(96,300)
Total	$ 144,987

Note L – Operating Leases (continued)

The components of lease expense were as follows for the year ended December 31, 2022:

Operating lease cost	$ 137,465

Maturities of lease liabilities were as follows as of December 31, 2022:

Years ended December 31:	Operating Leases
2023	$ 114,808
2024	38,568
2025	-
2026	-
2027	-
Thereafter	-
	153,376
Less: interest	(8,389)
Present value of lease payments	$ 144,987

Weighted average remaining lease terms were as follows as of December 31, 2022:

Operating leases	1.33 years

Weighted average incremental borrowing rates were as follows as of December 31, 2022:

Operating leases	4.57%

Note M – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2021 and 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note N – Subsequent Events

On March 20, 2023 the Company entered into a 36-month operating lease agreement to increase its manufacturing space by 1,814 sq ft. Monthly payments consist of a fixed base rent and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each. Monthly rental payments of $3,118 commence on April 1, 2023.

Subsequent to the date of the balance sheet, the Company issued an additional 301,135 of common stock at a purchase price of $1 per share.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 19, 2023, the date the financial statements were available for issuance, and determined that the following items required disclosure.

CERTIFICATION

I, Anna Chneiuntai, Principal Executive Officer of Apis Cor Inc., hereby certify that the financial statements of Apis Cor Inc. included in this Report are true and complete in all material respects.

Anna Chneiuntai

CEO